May 25, 2006

VIA EDGAR

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549-7010

         Re:    Form 10-KSB for the Year Ended December 31, 2004 Forms 10-QSB
                   for the quarters ended March 31, 2005, June 30, 2005 and
                   September 30, 2005 File No. 333-86830

Dear Mr. Decker:

This letter sets forth the responses of Electric Aquagenics Unlimited, Inc. (the
"Company") to the comments made in your February 15, 2006 letter. For your convenience, we have repeated the staff's comments before each of our responses.

         FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004.

General

     1.  Where a comment below requests additional disclosures or other revisions, please show us your proposed revised disclosure in your response. With the exception of the comments below that specifically request an amendment, all revisions may be included in your future filings.

Mr. Rufus Decker
May 25, 2006

         Unless an amendment is specifically requested in your letter, all revisions requested will be included in the Company's future filings with the Securities and Exchange Commission (the "SEC").

Item 6 - Management's Discussion and Analysis of Plan of Operation, page 13

Liquidity and Capital Resources, page 16

     2.  We have reviewed your response to comment 9. Please also discuss in your liquidity section the changes in your financing cash flows as depicted in your statement cash flows. See the SEC Interpretive Release
         No. 33-8350.

         The Company will, in its future filings, discuss in the liquidity section of its MD&A the changes in its cash flows as suggested in SEC
         Interpretive Release No. 33-8350.

Item 8A - Controls and Procedures, page 18

     3.  We have reviewed your response to comment 10. Your disclosure should also clarify that disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the
         Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

         The Company will, in future filings, make the requested modifications to its disclosure. An example of the proposed disclosure follows:

         Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles ("GAAP"). Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by us in the reports we submit under the
         Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. It is management's responsibility for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management conducted a review, evaluation, and assessment of the effectiveness of the design and operation of the
         Company's disclosure controls and procedures as of [Date] pursuant to

Mr. Rufus Decker
May 25, 2006

         Exchange Act Rule 15d-15. Based upon that evaluation, the Chief
         Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are now effective.

         Management has made significant changes to internal controls over financial reporting and has done the following to correct those weaknesses:

              o   Engaged a new independent public accounting firm on March 9,
                   2006;
              o   Hired a new Chief Financial Officer, H. Warren Jaynes, on
                   February 15, 2006;
              o   Management has implemented a regular routine of reconciling all balance sheet accounts on a regular timely basis to ensure the accuracy of our records;
              o   Engaged an accounting firm (separate from it's auditor) to assist it with complicated accounting issues;
              o   Our Chief Financial Officer conducts a quarterly meeting with all senior executives to discuss our Internal Controls over
                   Financial Reporting and Disclosure and review all pertinent matters with such senior executives. The first meeting was held on March 31, 2006; and
              o   Management intends to purchase and implement a new general ledger system during the third quarter of 2006 allowing for better internal accounting controls.

                  Other than those positive changes indicated above, no
         significant changes in internal controls over financial reporting or other factors have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting that occurred during the most recently completed fiscal quarter.

     4.  Your proposed disclosure indicates there were no significant changes in your internal controls over financial reporting subsequent to the date of your most recent evaluation. Please disclose whether there have been any changes in your internal controls and procedures during the most recently completed quarter. See Item 308 of Regulation S-B.

         Please see last paragraph included in our response to comment 3 above.

Item 7 - Financial Statements

General

     5.  We have reviewed your response to comment 13. It appears that you have three operating segments beginning in 2005. Please confirm that you have determined that these three operating segments are also reportable segments. If you believe that you meet the criteria discussed in paragraph 17 of SFAS 131 for aggregation of your operating segments

Mr. Rufus Decker
May 25, 2006

         into less than three reportable segments, provide us with the analysis you performed in reaching this conclusion. In addition, please tell us why you have not provided the disclosures required by paragraph 33 of
         SFAS 131 in your 2005 Forms l0-QSB. If the paragraph 33 information should have been included, please amend your 2005 Forms 10-QSB accordingly to include it.

         The Company believes that it did not have separate operating segments as defined in SFAS 131 for 2004 or 2005. The Company only began the process of differentiating its business very recently (near the end of
         2005 and, more specifically, into 2006). As noted in its previous response, the Company was primarily engaged in research, development and limited sales of its electrolyzed oxidative water generators and products. These operations had a majority of similar economic characteristics for aggregation purposes as further defined in P. 17 of
         SFAF 131 due to the nature of its:

              o   Products and services
              o   Research and production process
              o   Types of customers
              o   Methods of distribution
              o   Regulatory environment

         In addition, the Company's management approach as discussed in
         Paragraph 5 of SFAF 131 has been and continues to be to identify and assess any potential markets and products upon which to focus. While the Company has identified and decided to focus on the three primary areas discussed in its 2005 filings, the Company's chief operating decision maker has not had the financial information available to view accounting and financial data specifically relating those areas of focus separately. The Company's current general ledger system is
         QuickBooks which does not provide the ability to track manufacturing costs and to segregate the current three areas of focus. Consequently the chief decision maker could not regularly review those areas of focus separately or assess the performance of those areas as the companies accounting and management information systems were not been designed to do so during 2005. Therefore, the Companies does not believe it has had three operating segments as defined in Paragraph 10
         (B) & (C) of SFAF 131 during 2005 or 2006 and that it is not subject to segment reporting.

Mr. Rufus Decker
May 25, 2006

Note 1 - Business Description and Significant Accounting Policies, page F-8

General

     6.  Please disclose the amounts of your actual costs for shipping and handling excluded from cost of sales for each period presented as required by paragraph 6 of EITF 00-10, and the line item these excluded amounts are included in.

         The Company incurred outbound shipping and handling costs of $8,680, and $1,587 respectively in 2004 and 2003. These amounts were included in the General and Administrative expense line of the Consolidated
         Statement of Operations of the Company for each year indicated. In accordance with GAAP and EITF 00-10 paragraph 6, the Company will adopt a policy of including all shipping and handling costs in cost of goods sold. The Company restated its 2004 financial statements in its Annual
         Report on Form 10-KSB, dated December 31, 2005, and it will restate the
         Quarterly Reports on Form 10-QSB for the three quarters in 2005 to reclassify the above amounts from the general and administrative line items to cost of goods sold.

Earnings Per Share, page F-l0

     7.  We have reviewed your response to comment 22. You disclose on page 22 that you issued 450,482 shares of restricted stock on April 6, 2004.
         Please clarify whether these shares were not outstanding as of December
         31, 2004 or whether they were no longer restricted. Please also tell us what caused the restrictions to be removed.

         The 450,482 shares of common stock issued on April 6, 2004 were restricted only in the sense that they were issued in a transaction exempt from registration under Section 4(2) of the Securities Act of
         1933, as a transaction by an issuer not involving a public offering.
         The shares were therefore issued with the standard Rule 144 legend printed on the certificate to the effect that the shares were not registered with the Securities and Exchange Commission and were therefore restricted from being publicly resold. The shares were not otherwise restricted or subject to vesting or forfeiture provisions.
         The shares were outstanding as of December 31, 2004, and remain subject to the restrictions imposed by federal securities laws.

Note 6 - Acquisition of Business, page F-13

     8.  We have reviewed your response to comment 24. Per Items 310(c) and (d)
         of Regulation S-B, historical financial statements of the acquired business and pro forma financial information might be required to be filed, based upon the results of significance tests performed in

Mr. Rufus Decker
May 25, 2006

         accordance with Items 310(c)(2) and (3) of Regulation S-B. Please provide us with your significance tests for each period presented and file a Form 8-K with the required audited financial statements and pro forma information.

         Upon further review of this matter, the Company believes that Item
         310(c) and (d) are not applicable to the Aquagen/Company transaction
         (the "Transaction") because the referenced transaction did not involve the acquisition of a "business". Rule 11-01(d) of Regulation S-X (the
         "Rule") provides a list of facts and circumstances to consider in determining whether an acquisition involved the acquisition of a
         "business." The Company's analysis follows.

         General/Background

         The Transaction was effective December 31, 2004. The Transaction between the Company and Aquagen utilized an "Asset Purchase Agreement,"
         whereby the Company purchased some of Aquagen's assets and assumed certain of its liabilities. At the conclusion of the Transaction, the assets purchased from Aquagen became Company property. The Company did not purchase any of Aquagen's common or preferred stock and Aquagen continued as a viable public corporation after the Transaction. Aquagen subsequently changed its name and acquired other assets; and continues today as the same public entity under a different name, Hoodia Products
         International, Inc.

         One of the principal reasons for the acquisition of Aquagen assets was the Company's desire to control Aquagen's proprietary stabilized oxygen product (marketed as Aquagen) for use in its new consumer drinking water products, existing products and products it desired to develop, manufacture and market in the future. The Company believed that the only way to ensure that its competitors did not use the Aquagen product was to acquire it.

         Application of Rule 11-01(d) to the Transaction

         The Rule sets forth a facts and circumstances test that should be considered in evaluating whether an acquisition of a lesser component of an entity constitutes a "business."

                  First Test

         The first test is "whether the nature of the revenue-producing activity of the competent [Aquagen] will remain generally the same as before the transaction."

         In this case, prior to the Transaction, Aquagen sold only its primary oxygen therapy product (liquid oxygen) solely to health food and nutritional stores. The Company's strategy in purchasing Aquagen's

Mr. Rufus Decker
May 25, 2006

         liquid oxygen product was to use it as a key ingredient in its drinking water product. This inclusion of the liquid oxygen into the Company's drinking water differentiated the drinking water from all of the
         Company's competition. It also began testing Aquagen's oxygen product in other, existing products as an ingredient inclusion. The Company, prior to completing the Transaction, intended to develop other products that combined the liquid oxygen product with its electrolyzed oxidative waters products. These included a facial mist spray, a home cleaning solution, a line of cosmetics and periodontal products.

         The Transaction also placed Aquagen's existing products in a different market sector and channel-the grocery markets. This is an entirely dissimilar market from health food stores. The brokers and sales representative are different and the overall approach to marketing is completely different. Aquagen did not have an independent sales department prior to or at the time of the Transaction. Virtually all of its sales (prior to the Transaction) were through brokers-with an occasional Internet sale. The Company established an in-house sales department to sell to primarily to the grocery market. New products were developed using the Aquagen liquid oxygen that were unknown prior to the Transaction.

         The Company believes that these facts and circumstances indicate that the Company did not acquire a business pursuant to the first test identified in the Rule.

                  Second Test

         The second test concerns "whether any of the following attributes remain with the component [Aquagen] after the transaction." There are eight independent factors that contribute to this analysis, as follows:

                1. Physical facilities: Aquagen had offices and a plant in
         Salt Lake City. The Company did not assume or use these offices after the Transaction was completed. The Company built an entirely new manufacturing facility, including two clean rooms; set up a packaging facility; built a water bottling facility; and set up an independent laboratory to test its products. These were all completed at the
         Company's corporate office and facility.

                2. Employee Base: This changed radically. Some Aquagen
         employees became Company employees; but the Company hired many new employees to manufacture and market the newly constituted Company products and the products that used or included the liquid oxygen products.

Mr. Rufus Decker
May 25, 2006

                3. Market Distribution System: As stated above, this also
         changed after the Transaction. The Company's primary focus is on utilizing the liquid oxygen in its drinking water which is primarily sold to grocery stores.

                4. Sales Force: Prior to the Transaction, Aquagen did not have a sales force. Its sales were effected through brokers and occasional
         Internet sales. Aquagen did not have any designated sales employees in its organization prior to the Transaction. The Company had an existing sales force that assumed the sales of the Aquagen products as well as its products that included the liquid oxygen product as ingredients.

                5. Customer Base: As stated above, the Company customer base post-Transaction is much different that pre-Transaction Aquagen base.
         Some of the different markets include: retail grocery stores, international sales to European countries and agricultural markets.
         None of these were available or penetrated by Aquagen prior to the
         Transaction.

                6. Operating Rights: Aquagen owned its products and sold them to the Company. Aquagen was not under any license or other agreements.
         It sold its assets to the Company free and clear of any liens, encumbrances or third party rights.

                7. Production techniques: After the Transaction, the Company began using Aquagen's liquid oxygen as an ingredient in many of its other products, including its consumer drinking water. It also planned to develop and did develop new products that incorporated the liquid oxygen technology.

                8. Trade name: Aquagen marketed its products under the name
         "Aquagen." After the Transaction, the Company changed the Aquagen trade name to "Perfect Oxygenated Essential" products-incorporating the liquid oxygen product as an ingredient, but not including it as a trade name. This marked an entirely new trade name.

         The Company believes that these facts and circumstances indicate that the Company did not acquire a business pursuant to the second test identified in the Rule. As a result, the Company has concluded that
         Item 310(c) and (d) are not applicable to the Transaction because the
         Transaction did not involve the acquisition of a "business."

Note 7 - Related Party Transactions, page F-l3

Sales To Affiliate, page F-13

     9.  We have reviewed your response to comment 25. Please tell us more regarding the conversion of your accounts receivable to long term notes receivable. What are the stated maturity dates of the notes receivable?
         Is there a minimum payment plan associated with the notes receivable,

Mr. Rufus Decker
May 25, 2006

         and if so, have payments been received in accordance with the plan?
         What is your basis for believing these amounts will be collected? When do you think full payment will be received and why has almost nothing been paid to date? Why do you think this trend is going to change?

         The original response to comment 25 of your original letter, dated
         December 28, 2005, incorrectly stated the nature of the debt (in the amount of approximately $319,340) and the actual conversion. Our 2005 audited financial statements reported a Company affiliate receivable in the amount of $319,340 at year-end 2004 (the "2004 Affiliate
         Receivable"). The 2004 Affiliate Receivable stems from a wholly owned subsidiary, EquiLease. The Company provided financing capital to
         EquiLease and EquiLease provided four (4) loans to three (3)
         independent franchisees of Zerorez Franchising Systems ("Zerorez") to purchase equipment to be used in their franchises, pursuant to long-term promissory notes (the "Notes"). The franchisees are not shareholders, officers, directors, employees, consultants, etc. of either Zerorez or the Company. It is questionable as to whether the
         Zerorez franchisees are affiliates of the Company. The following is a breakdown of the amount of each loan:

                  Loan No. 1:

                           o   Amount of Loan: $106,568.75
                           o   Note Term: 5 years
                           o   Date Executed: 9-25-2004
                           o   Fully amortized monthly payment (including
                               principal and interest): $2,479.67
                           o   Status: Current

                  Loan No. 2:

                           o   Amount of Loan: $73,884.32
                           o   Note Term: 5 years
                           o   Date Executed: 10-28-2004
                           o   Fully amortized monthly payment (including
                               principal and interest): $1,851.90
                           o   Status: Current

                  Loan No. 3:

                           o   Original Amount of Loan: $77,251.50
                           o   Note Term: 5 years

Mr. Rufus Decker
May 25, 2006

                           o   Date Executed: 9-18-2004
                           o   Note amended on 11-1.05 to include accrued and
                               unpaid interest. Now loan amount $87,251
                           o   Fully amortized monthly payment on new loan
                               amount (including principal and interest):
                               $2,064.32
                           o   Status: Current

                  Loan No. 4:

                           o   Original Amount of Loan: $60,000
                           o   Original Note Term: 1 year
                           o   Date Executed: 10-5-2004
                           o   Note amended on 11-1.05 to include accrued and
                               unpaid interest. Now loan amount $67,379.17
                           o   Fully amortized monthly payment on new loan
                               amount (including principal and interest):
                               $1,460.50
                           o   Status: Current

         All notes are now current. Total principal and interest paid on the
         Notes to the date of this letter was $103,537.47. The principal amount owing under the Notes to the date of this letter was $288,200.84. We believe that the Notes are viable and will be paid as they normally accrue on their respective maturity dates.

Note 9 - Common Stock, page F-14

     10. We have reviewed your response to comment 26. In addition to disclosing in future filings, please show us in your response the fair value of the warrants at the date of issuance and the reason for issuance.
         Please also tell us whether you used the Black-Scholes model for your issuances of warrants to non-employees, including the assumptions you used.

         The fair value of warrants issued during 2004 was not recorded using the Black-Scholes model for valuing such warrants. We have subsequently utilized the Black-Scholes model for determining the fair value of those warrants and restated the financial statements for the year ended
         December 31, 2004 that are included in our Annual Report on Form 10-KSB for 2005 making the following adjusting entries:

         1. To record the fair value of 380,000 warrants issued to non-employee consultants who performed services and received warrants for those services from the company:

Mr. Rufus Decker
May 25, 2006

                                                    Debit            Credit
                                                    -----            ------
         Consulting Expense                      $1,013,940
         Additional Paid In Capital                                $1,013,940

The fair value of the warrants was calculated using the Black-Scholes model with the following assumptions:

                   Term                                                Risk Free    Black-Scholes
    Number        (Years)    Strike Price  Stock Price   Volatility       Rate         Value     Fair Value
--------------- ------------ ------------- ------------ ------------- ------------- ------------ ------------
   250,000           5          $4.00         $4.00        86.40          3.31         2.771       692,750
--------------- ------------ ------------- ------------ ------------- ------------- ------------ ------------
    50,000           3          $1.50         $3.35        73.90          3.10         2.332       116,600
--------------- ------------ ------------- ------------ ------------- ------------- ------------ ------------
    30,000           3          $2.50         $3.35        73.90          3.12         1.933        57,990
--------------- ------------ ------------- ------------ ------------- ------------- ------------ ------------
    50,000           3          $1.50         $4.00        73.90          3.17         2.932       146,600
--------------- ------------ ------------- ------------ ------------- ------------- ------------ ------------

         2. To record the fair value of 105,481 warrants issued to placement agents who performed services in connection with stock placements. The value of these warrants is treated as a stock offering cost and is recorded as a reduction to additional paid in capital (with an offsetting increase to additional paid in capital for the warrant issuance).

                                                   Debit           Credit
                                                   -----           ------
         Additional Paid In Capital              $284,381
         Additional Paid In Capital                               $284,381

The fair value of the warrants was calculated using the Black-Scholes model with the following assumptions:

                   Term                                                Risk Free    Black-Scholes  Fair Value
    Number        (Years)    Strike Price  Stock Price   Volatility       Rate         Value
--------------- ------------ ------------- ------------ ------------- ------------- ------------ ------------
    30,000           2          $3.00         $4.60        75.07%        2.54%         2.515       75,450
--------------- ------------ ------------- ------------ ------------- ------------- ------------ ------------
    75,481           2          $5.00         $4.10        88.50%        3.63%         2.768       208,931
--------------- ------------ ------------- ------------ ------------- ------------- ------------ ------------

Mr. Rufus Decker
May 25, 2006

PIPE Shares - 100,000 warrants were issued in connection with a private placement offering. The above warrants were disclosed as part of the offering and only a memo entry is made to additional paid in capital for these warrants.

Exhibit 31 - Certifications

     11. We have reviewed your response to comment 27. Item 601 (b)(31) of
         Regulation S-B requires certifications to be provided exactly as stated
         therein. Your proposed certification contains numerous differences from that presented in Item 60l (b)(31). Please file an amendment to your
         Form l0-KSB to include certifications that conform to the format provided in Item 60l (b) (31) of Regulation S-B and refer to the appropriate locations for the definitions. Please also amend your 2005
         Forms 10-QSB accordingly. In doing so, please refile the Forms 10-KSB and l0-QSB in their entirety, along with the updated certifications.

         We will revise the certifications in our future filings to conform to the stated requirements. We will also amend our 2005 Forms 10-QSB as requested.

               FORM 10-QSB FOR THE PERIOD ENDED SEPTEMBER 30, 2005

Financial Statements

Consolidated Statements of Operations

     12. We have reviewed your response to comment 30. Where are the marketing and promotion expenses for the nine months ended September 30, 2004 classified? Marketing and promotion expenses for current and prior year should be classified consistently, in order to enable comparisons of the amounts. Please amend your filings to make the appropriate revisions to your prior period financial statements so that your presentation is the same for all periods presented.

         We agree with your assessment and our original response inadequately explained the appropriate resolution to the original comment. Further review of the marketing and promotion line item in the 3rd Quarter 2005
         10-QSB revealed this as an obvious oversight in the filing and is a classification error between the marketing and promotion line item and the general and administrative line item of the 10-QSB. Prior to the
         2004 10-KSB reporting, such amounts were included in the general and administrative line item of the Consolidated Statement of Operations.

Mr. Rufus Decker
May 25, 2006

         We have determined that these expenses are not material and will in the future consistently include them in the general and administrative line item.

         The Company will be restating its Form 10-QSBs for all three quarterly reports filed in 2005 and will properly classify and report the marketing and promotion expense items as part of the general and administrative line item for the above amounts and periods as indicated.

Note 6 - Senior Convertible Debt

     13. We have reviewed your response to comment 31. You state that you recorded the issuance of your convertible debt at its face amount since it cannot be converted immediately. Please tell us why you believe this treatment is appropriate, including the accounting literature that you used to support your conclusion. In addition, you state that your convertible debt does not have any non-detachable conversion features that would be deemed to be beneficial. Provide us with detailed computations which support your conclusion that you did not have any beneficial conversion features related to your convertible debt.
         Paragraph 5 of EITF 98-5 states that embedded beneficial conversion features are calculated at the commitment date as the difference between the conversion price and the fair value of the common stock, multiplied by the number of shares into which the security is convertible. See Case 1(b) at the end of EITF 98-5 for an example on how to perform this calculation. Note, however, that paragraph 5 of
         EITF 00-27 states that the effective conversion price, instead of the specified conversion price, should be used to compute the intrinsic value of the embedded beneficial conversion feature. See paragraphs 6-7 of EITF 00-27 for an example on how to perform this calculation.

         The Company has re-evaluated its original response to the staff with respect to this issue and has determined that its initial response was not accurate. The debt was convertible immediately and does have a beneficial conversion feature. Accordingly, in our 2005 10-KSB we recorded the transaction as follows and we will restate the financial statements included in the Quarterly Report on Form 10-QSB for the third quarter of 2005 to properly reflect this transaction in accordance with EITF 98-5 and EITF 00-27. The entries that were made to properly account for the transaction in the 2005 10-KSB financial statements are as follows:

Mr. Rufus Decker
May 25, 2006

         1. To record the detachable warrants on September 16, 2005:

                                               Debit             Credit
                                               -----             ------
         Cash                               $3,000,000
         Discount to Note Payable           $3,000,000
         Loss on Derivative Liability       $2,388,083
         Derivative Liability                                   $5,388,083
         Notes Payable                                          $3,000,000

The Discount to Note Payable, in the amount of $3,000,000, will be amortized over the stated term of the Note (36 Months). This results in monthly amortization of $83,333, which will be charged to interest expense. For the year ended December 31, 2005 and the quarter ended March 31, 2006, the Company recognized $291,666 and $249,999 in interest expense, respectively.

The calculations and assumptions used to calculate the derivative liability are as follows:

The value of the 2,000,000 warrants and the 1,000,000 convertible shares upon issuance was computed using the following assumptions:

                     Term        Stock      Strike                   Risk-free
    Security        (years)      Price      Price      Volatility     Rate      Black-Scholes      FMV
------------------ ----------- ---------- ----------- ------------- ---------- ------------ -----------------
    Warrants           3         $3.35      $2.76        70.60        4.00      1.820745       3,641,490
------------------ ----------- ---------- ----------- ------------- ---------- ------------ -----------------
   Convertible         3         $3.35      $3.00        70.60        4.00      1.746593       1,746,593
     shares
------------------ ----------- ---------- ------------------------------------------------- -----------------
                                                        Total FMV of liability at issuance    5,388,083
------------------ ----------- ---------- ------------------------------------------------- -----------------

The value of the warrants and the conversion feature at December 31, 2005 was computed using the following assumptions:

                     Term        Stock      Strike                   Risk-free
    Security        (years)      Price      Price      Volatility     Rate      Black-Scholes      FMV
------------------ ----------- ---------- ----------- ------------- ---------- ------------ -----------------
    Warrants          2.7        $3.35      $2.76        74.21        4.00      1.809348       3,618,696
------------------ ----------- ---------- ----------- ------------- ---------- ------------ -----------------
   Convertible        2.7        $3.35      $3.00        74.21        4.00      1.735020       1,735,020
     shares
------------------ ----------- ---------- ------------------------------------------------- -----------------
                                                        Total FMV of liability at 12/31/05    5,353,716
------------------ ----------- ---------- ------------------------------------------------- -----------------

The change in the derivative liability from issuance to December 31, 2005 was a decrease of $34,367, which was recorded as a gain on derivative liability.

Mr. Rufus Decker
May 25, 2006

The value of the warrants and the conversion feature at March 31, 2006 was computed using the following assumptions:

                     Term        Stock      Strike                   Risk-free
    Security        (years)      Price      Price      Volatility     Rate      Black-Scholes      FMV
------------------ ----------- ---------- ----------- ------------- ---------- ------------ -----------------
    Warrants          2.47       $3.35      $2.76        77.92        4.00      1.801885       3,603,770
------------------ ----------- ---------- ----------- ------------- ---------- ------------ -----------------
   Convertible        2.47       $3.35      $3.00        77.92        4.00      1.727539       1,727,539
     shares
------------------ ----------- ---------- ------------------------------------------------- -----------------
                                                         Total FMV of liability at 3/31/06    5,331,309
------------------ ----------- ---------- ------------------------------------------------- -----------------

The change in the derivative liability from December 31, 2005 to March 31, 2006 was a decrease of $22,407, which was recorded as a gain on derivative liability.

Note 7 - Commitments and Contingencies

     14. We have reviewed your response to comment 32. Based upon review of the license agreement, it appears that the licensee may terminate the agreement for various causes. If termination of the agreement occurs at any time within five years after the effective date, the licensee shall be entitled to a refund of the license fee on a pro-rated basis. As such, please tell us what consideration you gave to the agreement having a five year term, which would require the license fee to be recognized ratably over five years.

         Under the "Exclusive License and Distribution Agreement" between the
         Company (as licensor) and Water Sciences (as licensee), Water Sciences can terminate the license agreement, on written notice, if the Company materially defaults in performing any of its obligations under the license or if any of the standard bankruptcy events occur. Water
         Science can also terminate for "convenience" reasons. The license further states that licensee can only receive back a pro rata portion of the license fee if it terminates the license agreement based upon the Company's default or upon the invocation of a voluntary or involuntary bankruptcy proceeding. If licensee terminates the license agreement for "convenience" purposes, no portion of the license fee is subject to pro-rated forfeiture.

Mr. Rufus Decker
May 25, 2006

         After further review, the Company agrees with the reviewer's assessment as the licensee may terminate the agreement if the Company fails to perform its obligations under the agreement or declares bankruptcy.
         Based upon these requirements, the Company will restate its net loss for the Three and Nine Months Ended September 30, 2005 by increasing in these periods its net loss by $991,667. The Company will then recognize ratably $50,000 in each quarter over the 5-year life of the agreement.
         This change in the accounting for the transaction was made and reported accordingly in our Annual Report on Form 10-KSB filed on April 17,
         2006.

         In connection with our responses, the Company acknowledges:

              o   The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

              o   Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission form taking any
                  action with respect to the filing; and

              o   The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any future correspondence to our Chief Financial Officer, H.
Warren Jaynes at 1464 West 40 South, Suite 200, Lindon, Utah 84042; telephone:
(801) 443-1031; fax: (801) 443-1029; e-mail: wjaynes@eau-x.com.

Very truly yours,
Electric Aquagenics Unlimited, Inc.

/s/ Gaylord M. Karren
Gaylord M. Karren
Chief Executive Officer